

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 21, 2017

Brian Lian, Ph.D.
President and Chief Executive Officer
Viking Therapeutics, Inc.
12340 El Camino Real, Suite 250
San Diego, CA 92130

> **Re:** **Viking Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2017**
> **File No. 333-216063**

Dear Dr. Lian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Jeffrey T. Hartlin, Esq.
        Paul Hastings LLP